SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FORMULA SYSTEMS (1985) LTD.

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

346414 105

(CUSIP Number)

Guy Bernstein Emblaze Ltd. 22 Zarhin Street Ra'anana, Israel +972-9-7699500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2006

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 346414 105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Emblaze Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF and BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,052,237
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,052,237
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,052,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 38.3%
14.	Type of Reporting Person (See Instructions) CO

        This Statement on Schedule 13D relates to the ordinary shares of Formula Systems (1985) Ltd. (the "Issuer").

Item 1. Security and Issuer.

Ordinary shares, par value NIS 1.00 per share of the Issuer.
Formula Systems (1985) Ltd.
3 Abba Eban Boulevard
Herzeliya, Israel

Item 2. Identity and Background.

(a)     Name: Emblaze Ltd.; State of organization: Israel

(b)     Address of principal office: 22 Zarhin Street, Ra’anana, Israel

(c)     Principal Business: Holding company whose subsidiaries and affiliated companies provide telecom operators with technologies, products and solutions for next generation services.

(d)     No.

(e)     No.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person financed the acquisition of the purchased shares underlying this Schedule 13D as follows:

(i)    The acquisition of 4,406,237 shares of the issuer pursuant to the agreement described below was financed through the use of personal funds (approximately $27 million) and a bank loan (approximately $43 million, out of $48 million that were made available to the Reporting Person). The loan was granted to the Reporting Person by HSBC Bank in New York, due on the earlier of (A) demand and (B) May 9, 2007 (see Exhibit 1 for additional information about such loan).

(ii)     The acquisition of 646,000 shares in various private transactions was financed through the use of personal funds (approximately $6.7 million).

Item 4. Purpose of Transaction.

Except as set forth below, the Reporting Person does not have any plan or proposal which relates to or would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. The Reporting Person may purchase or sell additional shares individually or together in open market or in privately negotiated transactions, subject to applicable law.

(b)     On November 20, 2006, the Reporting Person completed the acquisition of an aggregate of 4,406,237 ordinary shares of the Issuer, from FIMGold Limited Partnership, for an aggregate purchase price of $70,499,792 ($16 per share), pursuant to an agreement dated September 12, 2006.

(d)     Upon consummation of the transaction described in paragraph (b), three of the former directors of the Issuer resigned and the vacancies created as a result of such resignations were filled through the appointment of three representatives of the Reporting Person. Another director of the Issuer has agreed to resign from the board of directors of the Issuer at the request of the Reporting Person.

Item 5. Interest in Securities of the Issuer.

(a)     The Reporting Person is the beneficial owner of 5,052,237 ordinary shares of the Issuer, constituting 38.3% of the issued and outstanding ordinary shares of the Issuer.

(b)     The Reporting Person has the sole power to vote and direct the vote and the sole power to dispose or to direct to dispose all of the shares underlying this Schedule 13D.

(c)     See paragraph (b) of Item 4 above.

The Reporting Person did not purchase any other ordinary shares of the Issuer during the last 60 days prior to the date of this Schedule 13D.

(d)     None.

(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement referred to in paragraph (b) of Item 4 above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement dated as of September 12, 2006 by and among the Reporting Person, on the one hand, and FIMGold L.P. and FIMGold Ltd., on the other hand.

Exhibit 2	Summary of the material terms of the agreement relating to the loan granted to the Reporting Person by HSBC New York

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Emblaze Ltd. By: /s/ Guy Bernstein —————————————— Guy Bernstein Chief Financial Officer

Dated: November 30, 2006

APPENDIX A
(Information provided as of November 30, 2006 in response
to Items 2 through 6 of Schedule 13D)
Directors and Executive Officers of Emblaze Ltd.

The name, business or residence address, principal occupation and name, address and business of employer of each executive officer and director of Emblaze Ltd. are set forth below.

Name and address	Citizenship	Position with Emblaze Ltd.	Current Principal Occupation
Naftali Shani	Israel	Chairman of the Board	Chairman of the Board of Emblaze Ltd.
Eli Reifman	Israel	Chief Executive Officer	Chief Executive Officer of Emblaze Ltd.
Guy Bernstein	Israel	Chief Financial Officer	Chief Executive Officer of Emblaze Ltd.
Shimon Laor	Israel	Director	Director of Emblaze Ltd.
Ruth Breger	Israel	Director	Accountant and Consultant
Ilan Flato	Israel	Director	Economic Advisor
Bertrand Faure-Beaulieu	France	Director	Executive Chairman of Vielife Ltd., a UK-based global provider of corporate health and productivity solutions

Based on the information provided to the Reporting Person, during the past five years, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.